N E W S R E L E A S E

News Release 03-06	Trading Symbols:
April 24, 2003	Nasdaq SmallCap: SSRI
TSX Venture: SSO
Berlin: 848840

SILVER STANDARD DRILLING IN AUSTRALIA CONTINUES TO IDENTIFY
THICK SEQUENCES OF HIGH-GRADE SILVER MINERALIZATION

Vancouver, B.C.—Silver Standard Resources Inc. is pleased to report further exceptional results from infill drilling at its wholly-owned Bowdens silver project located in New South Wales, Australia. The results from 32 reverse circulation drill holes reported here are part of a 19,000-meter program that commenced in October 2002 and has just been completed.

All of the holes were located in the Main Zone North and Bundarra North areas of the flat-lying deposit where earlier, wider-spaced drilling had identified thick sequences of silver mineralization. The results of the 32 drill holes confirm continuity of mineralization between earlier holes, with 16 holes intersecting greater than 230 feet (over 70 meters) of mineralization.

The best results in the Main Zone North are in holes BGR-271, 270 and 269, all of which are located within 100 meters of each other. BGR-271 intersected 6.3 ounces of silver per ton over 173.9 feet (217 grams of silver per tonne over 53 meters) plus base metal credits. BGR-270 intersected 3.3 ounces of silver per ton over 249.3 feet (113 grams of silver per tonne over 76 meters) plus base metal credits and BGR-269 intersected 5.0 ounces of silver per ton over 147.6 feet (173 grams of silver per tonne over 45 meters) plus base metal credits. This section of Main Zone North hosts higher grade mineralization over significant dimensions that, subject to completion of the feasibility study, should benefit the economics of the Bowdens deposit.

The best result from Bundarra North is in BGR-260 which is located near the edge of the northern limits of drilling. BGR-260 intersected 2.7 ounces of silver per ton over 308.4 feet (92 grams of silver per tonne over 94 meters) plus base metal credits, and included 4.1 ounces of silver per ton over 98.4 feet (139 grams of silver per tonne over 30 meters) plus base metal credits. See the accompanying table for further results and visit http://www.silver-standard.com/s/News-2002.asp to see the drill hole plan.

The deposit is open to the north and northwest where mineralization appears to extend under a hill that currently inhibits reverse circulation drilling with available equipment.

Although drilling is now complete, results from a further 42 holes are pending and will be reported as assaying is finalized. Upon receipt of all assay data, the company plans to complete a new block model resource calculation.

In addition to the program at Bowdens, Silver Standard is presently drilling at its Challacollo property in Chile and is planning a drill program to commence in early May at its La Valenciana property in the State of Durango, Mexico.

Silver Standard is a significant silver resource company with projects in Australia, Argentina, Chile, Mexico, the United States and Canada. The company’s assets include measured and indicated resources of 288.8 million ounces of silver and 1.1 million ounces of gold, plus inferred resources of 356.2 million ounces of silver and 1.1 million ounces of gold. Silver Standard is well financed and actively advancing its portfolio with drill programs now under way and new acquisitions under investigation.

For further information, contact:

Robert A. Quartermain, President Silver Standard Resources Inc. Vancouver, B.C. (604) 689-3846	Paul LaFontaine, Director, Investor Relations Silver Standard Resources Inc. Vancouver, B.C. N.A/ toll-free: (888) 338-0046 Direct: (604) 484-8212 E-Mail:invest@silverstandard.com

To receive Silver Standard’s news releases by e-mail, contact Paul LaFontaine, director, investor relations at invest@silverstandard.com or call (888) 338-0046. The TSX Venture Exchange has neither approved nor disapproved of the information contained herein. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include those described in Silver Standard’s SEC Form 20F as amended.

Selected Bowdens Drill Results - April 2003 **
Hole No.	Northing	Easting	From (meters)	To (meters)	Interval (meters)	Silver (in g/t)	Interval (in feet)	Silver (in oz./ton)	Lead (in %)	Zinc (in %)
Main Zone North
BGR-253	10375	15500	31	42	11	70	36.1	2.0	0.08	0.03
BGR-255	10425	15450	11	22	11	91	36.1	2.7	0.08	0.08
BGR-256*	10375	15450	18	72	54	88	177.1	2.6	0.17	0.12
incl.			34	37	3	388	9.8	11.3	0.49	0.82
BGR-257	10350	15475	24	42	18	101	59.1	2.9	0.10	0.20
			54	61	7	148	23.0	4.3	0.38	0.11
BGR-258	10450	15525	20	35	15	70	49.2	2.0	0.06	0.03
BGR-269*	10575	15275	85	130	45	173	147.6	5.0	0.39	0.19
incl.			85	91	6	222	19.7	6.5	0.47	0.22
and			96	97	1	1,170	3.3	34.1	1.71	0.90
and			119	126	7	458	23.0	13.4	0.93	0.29
BGR-270	10525	15300	66	142	76	113	249.3	3.3	0.61	0.41
incl.			77	78	1	2,090	3.3	61.0	3.53	8.41
and			89	93	4	277	13.1	8.1	0.74	0.40
and			101	108	7	285	23.0	8.3	1.60	0.51
and			140	141	1	551	3.3	16.1	1.31	0.31
BGR-271	10600	15250	50	70	20	103	65.6	3.0	0.38	0.57
			84	137	53	217	173.9	6.3	0.44	0.30
incl.			114	121	7	968	23.0	28.2	1.76	0.82
incl.			119	120	1	3,710	3.3	108.2	0.57	2.36
BGR-272*	10350	15275	70	82	12	47	39.4	1.4	0.06	0.13
			87	160	73	82	239.5	2.4	0.18	0.15
incl.			118	138	20	129	65.6	3.8	0.32	0.21
and			157	160	3	305	9.8	8.9	0.34	0.11
BGR-273*	10575	15250	50	84	34	53	111.5	1.5	0.18	0.34
			95	150	55	116	180.4	3.4	0.26	0.19
incl.			111	118	7	221	23.0	6.4	0.71	0.65
and			131	135	4	356	13.1	10.4	0.77	0.25
and			144	149	5	241	16.4	7.0	0.29	0.10
Bundarra North
BGR-241*	10575	15025	60	88	28	35	91.9	1.0	0.51	1.01
BGR-242	10525	15000	14	100	86	41	282.2	1.2	0.57	0.55
incl.			85	96	11	196	36.1	5.7	0.69	1.43
BGR-243	10450	15025	0	100	100	20	328.1	0.6	0.18	0.37
incl.			10	17	7	72	23.0	2.1	0.56	1.26
BGR-244	10475	15025	15	36	21	68	68.9	2.0	0.80	0.50
BGR-245	10500	15025	25	32	7	42	23.0	1.2	1.13	0.31
BGR-246*	10375	15000	19	100	81	49	265.7	1.4	0.22	0.53
incl.			73	100	27	105	88.6	3.1	0.35	0.72
incl.			87	90	3	555	9.8	16.2	0.90	1.62
BGR-247	10350	14975	7	120	113	41	370.7	1.2	0.17	0.39
incl.			62	113	51	77	167.3	2.2	0.17	0.43
incl.			105	108	3	272	9.8	7.9	0.97	2.63
BGR-248	10300	15025	9	100	91	40	298.6	1.2	0.10	0.27
incl.			43	54	9	95	29.5	2.8	0.19	0.51
BGR-249	10525	15025	24	100	76	76	249.3	2.2	0.25	0.56
incl.			24	29	5	437	16.4	12.7	1.00	2.15
BGR-250	10325	15050	18	120	102	49	334.6	1.4	0.26	0.51
incl.			27	74	47	83	170.6	2.4	0.30	0.59
incl.			40	43	3	392	9.8	11.4	1.20	1.80
BGR-251*	10350	15030	27	100	73	33	239.5	1.0	0.20	0.42
incl.			27	34	7	93	39.4	2.7	0.33	0.68
BGR-252	10375	15050	63	90	27	37	88.6	1.1	0.28	0.43
BGR-259	10650	15150	12	35	23	44	75.5	1.3	0.16	0.49
BGR-260*	10625	15150	6	100	94	92	308.4	2.7	0.21	0.26
incl.			32	45	13	216	42.7	6.3	0.37	0.54
incl.			54	84	30	139	98.4	4.1	0.32	0.19
BGR-261	10600	15150	6	100	94	61	308.4	1.8	0.16	0.20
incl.			58	61	3	447	9.8	13.0	1.23	0.74
and			70	91	21	93	68.9	2.7	0.21	0.16
incl.			81	84	3	368	9.8	10.7	0.64	0.22
BGR-262*	10575	15150	0	100	100	57	328.1	1.7	0.26	0.33
incl.			66	100	34	107	111.5	3.1	0.43	0.33
incl.			94	100	6	211	19.7	6.2	1.14	0.61
BGR-263	10550	15150	58	70	12	52	39.4	1.5	0.20	0.29
BGR-264	10525	15150	14	22	8	86	26.2	2.5	0.29	0.34
BGR-265	10500	15150	1	29	28	24	91.9	0.7	0.26	0.32
BGR-266	10475	15150	11	18	7	211	23.0	6.2	0.47	1.06
			45	70	25	28	82.0	0.8	0.21	0.44
BGR-267*	10450	15160	45	80	35	25	114.8	0.7	0.13	0.31
incl.			45	48	3	89	9.8	2.6	0.32	0.87
and			74	80	6	44	19.7	1.3	0.22	0.46
BGR-268	10400	15170	6	59	53	26	173.9	0.8	0.20	0.37
			67	76	9	28	29.5	0.8	0.36	0.85

*  Holes ending in mineralization. Ian J. Pringle, PhD, Geology, and manager, Silver Standard Australia Pty Limited, is the Qualified Person (QP) responsible for the Bowdens exploration program and has verified the data in the table above.  Sample preparation of the reverse circulation percussion (BGR holes) drill chips (sampled at one-meter intervals) was done at ALS Chemex’s Orange facility.  Assays were undertaken at ALS Chemex’s Brisbane laboratory by ore grade digestion method OG-46 (predigestion in nitric acid, evaporated residue leached in strong hydrochloric acid and ammonium acetate with addition of a complexing agent, sodium thiosulphate).  Elemental concentrations were measured by AAS with a gravimetric finish.

The ALS Chemex QC protocol requires that each batch of 50 samples analysed include a reagent blank, three replicate determinations and two standard materials.  Samples exhibiting anomalous values (high or low) are routinely reanalysed using either the original pulp or a second split.